                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 6)(1)

                           COMMUNITY BANCSHARES, INC.
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                         (Title of Class of Securities)

                                   20343H 10 6
                                 (CUSIP Number)

                              J. Fred Kingren, Esq.
                   Feld, Hyde, Lyle, Wertheimer & Bryant, P.C.
                       2000 SouthBridge Parkway, Suite 500
                            Birmingham, Alabama 35209
                                 (205) 802-7575
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 June 14, 2002
             (Date of Event Which Requires Filing of this Statement)

         If the Reporting Person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Statement on Schedule 13D, and is filing this Statement on Schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Statements on Schedule 13D filed in paper format shall include a signed original and five copies of the Statement on Schedule 13D, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                             (Page 1 of 25 Pages)

--------
         (1) The remainder of this Cover Page shall be filled out for the Reporting Person's initial filing of this Statement on Schedule 13D with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior Cover Page.

         The information required on the remainder of this Cover Page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 20343H 10 6        13D, AMENDMENT NO. 6            PAGE 2 OF 25 PAGES


1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Doris S. Corr


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [X]
                                                                       (b) [ ]

3  SEC USE ONLY


4  SOURCE OF FUNDS

   Not Applicable


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEM 2(d) OR 2(e)                                                    [ ]


6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America


NUMBER OF                                   7    SOLE VOTING POWER
SHARES                                                  160,356 Shares

BENEFICIALLY                                8    SHARED VOTING POWER
OWNED BY                                                151,362 Shares

EACH                                        9    SOLE DISPOSITIVE POWER
REPORTING                                               160,356 Shares

PERSON                                      10   SHARED DISPOSITIVE POWER
WITH                                                    151,362 Shares


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    311,718 Shares


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                         [ ]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.5%


14  TYPE OF REPORTING PERSON

    IN

CUSIP NO. 20343H 10 6        13D, AMENDMENT NO. 6            PAGE 3 OF 25 PAGES


1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Bryan A. Corr, Sr.


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [X]
                                                                       (b) [ ]

3  SEC USE ONLY


4  SOURCE OF FUNDS

   Not Applicable


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEM 2(d) OR 2(e)                                                    [ ]


6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America


NUMBER OF                                   7    SOLE VOTING POWER
SHARES                                                     14 Shares

BENEFICIALLY                                8    SHARED VOTING POWER
OWNED BY                                              192,191 Shares

EACH                                        9    SOLE DISPOSITIVE POWER
REPORTING                                                  14 Shares

PERSON                                      10   SHARED DISPOSITIVE POWER
WITH                                                  192,191 Shares


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   192,205 Shares


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES                                                          [ ]


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   4.0%


14 TYPE OF REPORTING PERSON

   IN

CUSIP NO. 20343H 10 6        13D, AMENDMENT NO. 6           PAGE 4 OF 25 PAGES


1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Tina M. Corr


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [X]
                                                                       (b) [ ]

3  SEC USE ONLY


4  SOURCE OF FUNDS

   Not Applicable


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEM 2(d) OR 2(e)                                                    [ ]


6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America


NUMBER OF                                   7   SOLE VOTING POWER
SHARES                                                      None

BENEFICIALLY                                8   SHARED VOTING POWER
OWNED BY                                             40,829 Shares

EACH                                        9   SOLE DISPOSITIVE POWER
REPORTING                                                   None

PERSON                                      10  SHARED DISPOSITIVE POWER
WITH                                                 40,829 Shares


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   40,829  Shares


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES                                                          [ ]


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   .8%


14 TYPE OF REPORTING PERSON

   IN

CUSIP NO. 20343H 10 6        13D, AMENDMENT NO. 6           PAGE 5 OF 25 PAGES


1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Joan M. Currier


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [X]
                                                                       (b) [ ]

3  SEC USE ONLY


4  SOURCE OF FUNDS

   Not Applicable


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEM 2(d) OR 2(e)                                                    [ ]


6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America



NUMBER OF                                   7   SOLE VOTING POWER
SHARES                                                     None

BENEFICIALLY                                8   SHARED VOTING POWER
OWNED BY                                             7,880 Shares

EACH                                        9   SOLE DISPOSITIVE POWER
REPORTING                                                  None

PERSON                                      10  SHARED DISPOSITIVE POWER
WITH                                                 7,880 Shares


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   7,880 Shares


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES                                                           [ ]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    .2%


14  TYPE OF REPORTING PERSON

    IN

CUSIP NO. 20343H 10 6        13D, AMENDMENT NO. 6           PAGE 6 OF 25 PAGES


1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    John David Currier, Sr.


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
                                                                       (b) [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS

    Not Applicable


5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                   [ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America


NUMBER OF                                   7  SOLE VOTING POWER
SHARES                                                       None

BENEFICIALLY                                8  SHARED VOTING POWER
OWNED BY                                               7,880 Shares

EACH                                        9  SOLE DISPOSITIVE POWER
REPORTING                                                    None

PERSON                                      10 SHARED DISPOSITIVE POWER
WITH                                                   7,880 Shares


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,880 Shares


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                         [ ]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    .2%

14  TYPE OF REPORTING PERSON

    IN

CUSIP NO. 20343H 10 6        13D, AMENDMENT NO. 6           PAGE 7 OF 25 PAGES

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Christy C. Chandler


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
                                                                       (b) [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS

    Not Applicable


5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America


NUMBER OF                                   7   SOLE VOTING POWER
SHARES                                               10,454 Shares

BENEFICIALLY                                8   SHARED VOTING POWER
OWNED BY                                                    None

EACH                                        9   SOLE DISPOSITIVE POWER
REPORTING                                            10,454 Shares

PERSON                                      10  SHARED DISPOSITIVE POWER
WITH                                                        None


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,454 Shares


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                         [ ]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    .2%


14  TYPE OF REPORTING PERSON

    IN

CUSIP NO. 20343H 10 6        13D, AMENDMENT NO. 6           PAGE 8 OF 25 PAGES


1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    John David Currier, Jr.


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
                                                                       (b) [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS

    Not Applicable


5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                   [ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America


NUMBER OF                                   7    SOLE VOTING POWER
SHARES                                               10,454 Shares

BENEFICIALLY                                8    SHARED VOTING POWER
OWNED BY                                                    None

EACH                                        9    SOLE DISPOSITIVE POWER
REPORTING                                            10,454 Shares

PERSON                                      10   SHARED DISPOSITIVE POWER
WITH                                                        None


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,454 Shares


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                         [ ]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    .2%


14  TYPE OF REPORTING PERSON

    IN

CUSIP NO. 20343H 10 6        13D, AMENDMENT NO. 6           PAGE 9 OF 25 PAGES


1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Corr, Inc. (f/k/a Oneonta Telephone Company, Inc.)

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
                                                                       (b) [ ]
3   SEC USE ONLY


4   SOURCE OF FUNDS

    Not Applicable


5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                   [ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Alabama



NUMBER OF                                   7   SOLE VOTING POWER
SHARES                                                     None

BENEFICIALLY                                8   SHARED VOTING POWER
OWNED BY                                           120,000 Shares

EACH                                        9   SOLE DISPOSITIVE POWER
REPORTING                                                  None

PERSON                                      10  SHARED DISPOSITIVE POWER
WITH                                               120,000 Shares


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    120,000 Shares


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                         [ ]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.5%


14  TYPE OF REPORTING PERSON

    CO

CUSIP NO. 20343H 10 6        13D, AMENDMENT NO. 6           PAGE 10 OF 25 PAGES

INTRODUCTORY NOTE

         This Amendment No. 6 to Statement on Schedule 13D (this "Amendment No. 6") is filed with the Securities and Exchange Commission ("SEC") by Doris S. Corr, Bryan A. Corr, Sr., Tina M. Corr, Joan M. Currier, John David Currier, Sr., Christy C. Chandler (f/k/a/ Christina M. Currier), John David Currier, Jr. and Corr, Inc. (f/k/a Oneonta Telephone Company, Inc.), as joint filers (individually, a "Reporting Person", and, collectively, the "Reporting Persons"), with respect to the shares of the Common Stock, par value $.10 per share ("Common Stock"), of Community Bancshares, Inc., a Delaware corporation (the "Issuer").

         This Amendment No. 6 amends Items 2, 4, 5 and 6 of the Statement on
Schedule 13D filed by R. C. Corr, Jr. and each of the Reporting Persons except John David Currier, Jr., as joint filers, on November 3, 1998 (the "Original Filing"), and Amendment Nos. 1, 2, 3, 4 and 5 thereto filed by R. C. Corr, Jr., certain of the Reporting Persons, and certain other persons, as joint filers, on December 31, 1998, March 22, 1999, March 17, 2000, March 12, 2002, and May
23, 2002, respectively. R.C. Corr, Jr., who was included as a Reporting Person in the Original Filing and Amendment Nos. 1, 2 and 3 thereto, died on June 22, 2001. All of the shares of Common Stock owned by R.C. Corr, Jr. on the date of his death are now owned by his widow, Doris S. Corr. John David Currier, Jr. was not included as a Reporting Person in the Original Filing and Amendment Nos. 1, 2 and 3 thereto because all of the shares of Common Stock reflected herein as owned by John David Currier, Jr. outright were previously reflected in those filings as being beneficially owned by Doris S. Corr and Joan M. Currier, as co-custodians for John David Currier, Jr.

         The Reporting Persons are filing this Amendment No. 6 because they may be deemed a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, although each of the Reporting Persons disclaims any membership in, and the existence of, such a group other than the group which has been previously reported and is now comprised of Doris S. Corr, Bryan A. Corr, Sr., Tina M. Corr, Joan M. Currier, John David Currier, Sr., Christy C. Chandler, John David Currier, Jr. and Corr, Inc. Neither the filing of this Amendment No. 5 nor any statement contained herein shall be deemed to be an admission by any of the Reporting Persons that any other group exists.

         Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information furnished by another Reporting Person. By executing this Amendment No. 6, each of the Reporting Persons agrees that this Amendment No. 6 is filed on behalf of such Reporting Person.


ITEM 2.  IDENTITY AND BACKGROUND.

         Certain information with respect to each of the Reporting Persons is set forth on Schedule I, which is attached hereto and incorporated herein by reference. During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of the Reporting Persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Each of the Reporting Persons, with the exception of Corr, Inc., is a citizen of the United States of America. Corr, Inc. is an Alabama corporation.


ITEM 4.  PURPOSE OF TRANSACTION.

         As previously reported, the Issuer has disclosed in multiple filings with the SEC that it and its principal subsidiary, Community Bank, are the subject of certain ongoing investigations by bank regulatory agencies and law enforcement authorities and certain court actions, including a civil forfeiture proceeding brought by the United States Attorney for the Northern District of Alabama involving Claims of a substantial amount of overbilling by a construction company relating to the construction of certain bank branches of Community Bank and the personal residence of Kennon R. Patterson, Sr., Chairman of the Board, President and Chief Executive Officer of the Issuer. In light of the serious nature of the ongoing investigations and pending litigation, the Reporting Persons concluded that a change in the Board of Directors and management of the Issuer is necessary and in the best interests of all the stockholders of the Issuer. Accordingly, in accordance with the nomination procedures set forth in the Issuer's Bylaws, Corr, Inc. nominated Bryan A. Corr, Sr. on March 7, 2002, to fill one of the vacancies on the Board of Directors subject to election at the Issuer's 2002 Annual Meeting of Stockholders (the "Annual Meeting"). Corr, Inc. subsequently determined to solicit proxies for the purpose of electing Mr. Corr as a Director of the Issuer at the Annual Meeting and has taken certain actions in furtherance thereof, including the demand for and receipt of the Issuer's stocklist materials and the filing of preliminary proxy materials with the SEC on June 7, 2002.

         It has recently come to the attention of the Reporting Persons that investigations by law enforcement officials of the Issuer and Community Bank have resulted in the filing by the United States Attorney for the Northern District of Alabama of a criminal indictment against a construction company and its owners in the United States District Court for the Northern District of Alabama on May 31, 2002. In the indictment, the U.S. Attorney alleged, among other things, the following:

         - The construction company, its owners and their co-conspirators "submitted to Community Bank invoices from [the construction company] for construction allegedly performed by [the construction company] at bank branches of Community Bank or at bank headquarters when, in fact, such construction as alleged on the invoice either had not been performed or had not been performed at any facility of Community Bank".

         - The construction company, its owners and their co-conspirators represented to Community Bank that "construction work had been done at various branches of the bank when, in fact, the labor performed by [the construction company] was performed at Patterson's residence and Heritage Valley Farms or was not performed at all". Heritage Valley Farms is "an unincorporated cattle and horse farm" which "is located on approximately 1,000 acres of land in Blountsville, Alabama, and include[s] properties such as barns, stables, storage buildings, an enclosed horse arena, several homes and Patterson's personal residence".

         - The construction company, its owners and their co-conspirators "did not bill Kennon Patterson, Sr., personally, for certain construction work performed at Heritage Valley Farms and the various buildings and residences located thereon in Blountsville, Alabama, but, instead, billed Community Bank for this work".

On June 12, 2002, in a news story addressing this indictment reported on al.com. an internet news and media outlet, a reporter for The Huntsville Times quoted an Assistant U.S. Attorney as stating that "[t]he only thing [he could] say is that the investigation at Community Bank is continuing".

         In view of these most recent developments, as well as the continuation of the investigation by the U.S. Attorney's Office, Corr, Inc., together with the remaining Reporting Persons, have determined to cease their preparatory steps toward soliciting proxies and no longer intend to solicit proxies for the purpose of electing Mr. Corr as a Director of the Issuer at the Annual Meeting. While the Reporting Persons believe that a change in the Board of Directors and management of the Issuer continues to be necessary and in the best interests of all the stockholders of the Issuer, they also believe that bank regulatory agencies and law enforcement authorities will expeditiously conclude their ongoing investigations of the Issuer, Community Bank, and any relevant third parties, and proceed with any prosecutions that may arise therefrom. The Reporting Persons hope that the Board of Directors of the Issuer will carefully consider its obligations to the Issuer's stockholders with respect to these significant developments.

CUSIP NO. 20343H 10 6        13D, AMENDMENT NO. 6           PAGE 11 OF 25 PAGES

         Except as described in this Item 4, none of the Reporting Persons has any plans or proposals as of the date hereof that relate to, or would result in,
(i) the acquisition by any person of additional securities of the Issuer or the disposition of any such securities, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board, (v) any material change in the present capitalization or dividend policy of the Issuer,
(vi) any other material change in the Issuer's business or corporate structure,
(vii) changes in the Issuer's charter or Bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from any national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 (g)(4) of the Exchange Act, or (x) any action similar to any of those enumerated in clauses (i) through (ix) above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a), (b) The Reporting Persons beneficially own an aggregate of 381,349 shares of Common Stock, constituting approximately 7.9% of the shares of Common Stock reported by the Issuer as being outstanding on May 10, 2002. Schedule II, which is attached hereto and incorporated herein by reference, sets forth certain information with respect to the shares of Common Stock owned by each Reporting Person and the power of each Reporting Person to vote or to dispose of the shares of Common Stock owned by such Reporting Person. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by each of the other Reporting Persons except to the extent reflected in the notes to Schedule II.

         (c)      Not applicable.

         (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no other contracts, arrangements, understandings or relationships (legal or otherwise) to which any of the Reporting Persons is a party with respect to any shares of Common Stock, except those discussed in Items 4 and 5 of this Amendment No. 6, which discussions are hereby incorporated herein by reference.

CUSIP NO. 20343H 10 6        13D, AMENDMENT NO. 6           PAGE 12 OF 25 PAGES

                                   SIGNATURES

         After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the Reporting Persons does hereby certify that the information set forth in this Amendment No. 6 is true, complete and correct.

Dated:   June 14, 2002.


                                          DORIS S. CORR
                          -----------------------------------------------
                                          Doris S. Corr


                                         BRYAN A. CORR, SR.
                          -----------------------------------------------
                                         Bryan A. Corr, Sr.


                                          TINA M. CORR
                          -----------------------------------------------
                                          Tina M. Corr


                                         JOAN M. CURRIER
                          -----------------------------------------------
                                         Joan M. Currier


                                      JOHN DAVID CURRIER, SR.
                          -----------------------------------------------
                                      John David Currier, Sr.


                                       CHRISTY C. CHANDLER
                          -----------------------------------------------
                                       Christy C. Chandler


                                      JOHN DAVID CURRIER, JR.
                          -----------------------------------------------
                                     John David Currier, Jr.


                                           CORR, INC.
                            (f/k/a Oneonta Telephone Company, Inc.)


                      By:              BRYAN A. CORR, SR.
                          -----------------------------------------------
                                       Bryan A. Corr, Sr.
                                       Its President and
                                    Chief Executive Officer

                                   SCHEDULE I

                    INFORMATION RELATING TO REPORTING PERSONS


                                                                                      Principal Business Address
                                                                                            of Corporation
                                                                                          or Organization in
    Name and Business                             Present Principal                        Which Principal
 or Residence Address of                            Occupation of                      Occupation of Reporting
     Reporting Person                             Reporting Person                        Person is Conducted
 -----------------------                          -----------------                   --------------------------
Doris S. Corr (1)                        Vice President, Secretary, Treasurer           600 Third Avenue East
600 Third Avenue East                              and a Director -                     Oneonta, Alabama 35121
Oneonta, Alabama 35121                              Corr, Inc. (4)

Bryan A. Corr, Sr. (1) (2)               President, Chief Executive Officer,            600 Third Avenue East
600 Third Avenue East                              and a Director -                     Oneonta, Alabama 35121
Oneonta, Alabama 35121                              Corr, Inc. (4)
                                                Employee - Corr Wireless
                                                  Communications, LLC (5)
                                                                                        600 Third Avenue East
Tina M. Corr (2)                                 Employee - Corr Wireless               Oneonta, Alabama 35121
600 Third Avenue East                             Communications, LLC (5)
Oneonta, Alabama 35121


Joan M. Currier (1) (3)                   President, Secretary, Treasurer, a            100 Fourth Avenue West
100 Fourth Avenue West                        Director and an Employee -                Oneonta, Alabama 35121
Oneonta, Alabama 35121                       Comfort Lifestyles, Inc. (6)

John David Currier, Sr. (3)               President, Secretary, Treasurer, a            100 Fourth Avenue West
100 Fourth Avenue West                    Director and an Employee - Currier            Oneonta, Alabama 35121
Oneonta, Alabama 35121                        Asset Management, Inc. (7)

Christy C. Chandler (3)                   Employee - Shelby County Board of            5640 Cahaba Valley Road
100 Fourth Avenue West                                Education                       Birmingham, Alabama 35242
Oneonta, Alabama 35121

John David Currier, Jr. (3)                      Full-time student -                      Foy Student Union
100 Fourth Avenue West                            Auburn University                     Auburn, Alabama 36830
Oneonta, Alabama 35121

Corr, Inc.                                                (4)                            600 Third Avenue East
(f/k/a Oneonta Telephone Company,                                                       Oneonta, Alabama 35121
Inc.)
600 Third Avenue East
Oneonta, Alabama 35121

------------------------

(1) Bryan A. Corr, Sr. and Joan M. Currier are the children of R. C. Corr, Jr., who died on June 22, 2001, and Doris S. Corr.

(2)      Bryan A. Corr, Sr. and Tina M. Corr are spouses.

(3) Joan M. Currier and John David Currier, Sr. are spouses. Christy C. Chandler and John David Currier, Jr. are the children of Joan M. Currier and John David Currier, Sr.

(4) All of the outstanding shares of Corr, Inc., an Alabama corporation (f/k/a Oneonta Telephone Company, Inc.), are held by Doris S. Corr, individually and as personal representative of the Estate of R. C. Corr, Jr., and Bryan A. Corr, Sr. Doris S. Corr and Bryan A. Corr, Sr. serve Corr, Inc. in the positions indicated in this Schedule I. Corr, Inc. has no other officers or Directors. Corr, Inc. is the holding company of CWC (as hereinafter defined).

(5) Corr Wireless Communications, LLC ("CWC"), an Alabama limited liability company (f/k/a North Alabama Cellular, LLC and CorrComm, LLC), is a wholly owned subsidiary of Corr, Inc. The principal business of CWC is operating, acquiring, constructing and disposing of cellular telephone systems in north Alabama.

(6) The principal business of Comfort Lifestyles, Inc. is the operation of a domiciliary in Oneonta, Alabama.

(7) The principal business of Currier Asset Management, Inc. is the operation of a golf course located in Oneonta, Alabama.

                                   SCHEDULE II

                 INFORMATION RELATING TO BENEFICIAL OWNERSHIP OF
                      SHARES OF COMMON STOCK OF THE ISSUER
                            BY THE REPORTING PERSONS


                                                Number and
                                               Percentage of                Number of Shares of         Number of Shares of
                                                 Shares of                   Common Stock With           Common Stock With
                                               Common Stock                 Respect to Which the        Respect to Which the
                                            Beneficially Owned              Reporting Person Has        Reporting Person Has
              Name of                  ----------------------------           Sole Voting and            Shared Voting and
         Reporting Person               Number           Percentage(1)        Dispositive Power           Dispositive Power
         -----------------             -------           ----------         --------------------        -----------------
Doris S. Corr                          311,718(2)(3)         6.5%                    160,356                  151,362

Bryan A. Corr, Sr.                     192,205(4)            4.0%                         14                  192,191

Tina M. Corr                            40,829(5)              *                          --                   40,829

Joan M. Currier                          7,880(6)              *                          --                    7,880

John David Currier, Sr.                  7,880(7)              *                          --                    7,880

Christy C. Chandler                     10,454                 *                      10,454                       --

John David Currier, Jr.                 10,454                 *                      10,454                       --

Corr, Inc.                             120,000               2.5%                         --                  120,000
(f/k/a Oneonta Telephone
Company, Inc.)

Doris S. Corr, Bryan A. Corr,          381,349               7.9%                    181,278                  200,071
Sr., Tina M. Corr, Joan M.
Currier, John David Currier, Sr.,
Christy C. Chandler, John David
Currier, Jr. and Corr, Inc. as a
Group


---------------------------

(1) Percentages are determined on the basis of 4,826,601 shares of Common Stock reported by the Issuer as being outstanding on May 10, 2002.

(2) Includes (i) 10,454 shares held as Co-custodian with Bryan A. Corr, Sr. for her minor granddaughter, Lauren M. Corr, (ii) 10,454 shares held as Co-custodian with Bryan A. Corr, Sr. for her minor granddaughter, Kelly
         B. Corr, (iii) 10,454 shares held as Co-custodian with Bryan A. Corr, Sr. for her minor grandson, Bryan A. Corr, Jr., and (iv) 120,000 shares held by Corr, Inc. (f/k/a Oneonta Telephone Company, Inc.).

(3) Does not include 100,000 shares of Common Stock that are the subject of a lawsuit now styled Doris Corr, individually and as Personal Representative of the Estate of R.C. Corr, Jr., v. Hugh Don Camp, Sr., Don T. Camp, Community Bancshares, Inc., Community Bank, Inc., Kennon
         R. Patterson, Sr., Denny G. Kelly, Bishop K. Walker, et al., Civil Action No. CV-00-260-OHJ, which was filed in the Circuit Court of Blount County, Alabama on October 13, 2000. In this lawsuit, the plaintiffs allege that the defendants, which consist of Hugh Don Camp, Sr., his son, the Issuer, its principal subsidiary and certain of its officers and Directors, breached or induced Hugh Don Camp, Sr. to breach a contract between him and the plaintiffs for the purchase of 100,000 shares of Common Stock owned by him, and that the defendants entered into an illegal conspiracy to tortiously interfere with such contract. All of the shares of Common Stock to have been purchased in this transaction were to have been held of record by R.C. Corr, Jr. and Doris S. Corr, as joint tenants with right of survivorship, but Doris S. Corr, individually and as personal representative of the Estate of R.C. Corr, Jr., does not beneficially own any of such shares of Common Stock presently.

(4) Includes (i) 40,829 shares held with Tina M. Corr as a joint tenant with right of survivorship and (ii) 10,454 shares held as Co-custodian with Doris S. Corr for his minor daughter, Lauren M. Corr, (iii) 10,454 shares held as Co-custodian with Doris S. Corr for his minor daughter, Kelly B. Corr, (iv) 10,454 shares held as Co-custodian with Doris S. Corr for his minor son, Bryan A. Corr, Jr., and (v) 120,000 shares held by Corr, Inc.

(5) Held with Bryan A. Corr, Sr. as a joint tenant with right of survivorship.

(6) Held with John David Currier, Sr. as a joint tenant with right of survivorship.

(7)      Held with Joan M. Currier as a joint tenant with right of survivorship.


* Less than 1%.


                                      II-2